KW 3/7

13010846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8- 46677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCA Development, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Riverchase Galleria, Suite 500
(No. and Street)

Birmingham	Alabama	35244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Byrd, President 205-545-2734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers, Richardson, Holman & West, LLP
(Name – *if individual, state last, first, middle name*)

216 Summit Blvd., Suite 300	Birmingham	Alabama	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Byrd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCA Development, LLC, as of December 31, 20 12 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa Byrd
Signature

President
Title

Regina G. Biddings
Notary Public

REGINA G. BIDDINGS
Notary Public
State of Alabama
MY COMMISSION EXPIRES: SEPT 20, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SRHW

SELLERS RICHARDSON HOLMAN & WEST LLP

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Financial Statements
and Supplementary Information
Year Ended December 31, 2012

THE ADVICE YOU NEED.
THE ATTENTION YOU DESERVE.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Financial Statements
and Supplementary Information
Year Ended December 31, 2012

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Table of Contents

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

CERTIFIED PUBLIC ACCOUNTANTS
ADVISORY | AUDIT | TAX

216 Summit Boulevard | Suite 300 | Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Member
SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC)
Birmingham, Alabama

Report on the Financial Statements

We have audited the accompanying statement of financial condition of SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) (Company) as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Sellers Richardson Holman & West, LLP

February 26, 2013

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Statement of Financial Condition
December 31, 2012

Assets

Cash	$	522,797
Prepaid expenses		16,358
Deferred tax asset, parent company		323,051
Receivable from SC Affiliates, LLC		57,500
Total assets	$	919,706

Liabilities and Member's Equity

Liabilities		
Payable to SC Affiliates, LLC	$	155,758
Commitments and Contingencies (See Note 5)		
Member's Equity		763,948
Total liabilities and member's equity	$	919,706

See notes to financial statements.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Statement of Operations
Year Ended December 31, 2012

Revenues	
Commissions	$ 100,000
Interest income	530
	100,530
Expenses	
Salaries and benefits	246,220
Professional fees	40,332
Membership and filing fees	16,752
Insurance	21,890
Rent	10,278
Other operating expenses	13,281
	348,753
Loss before benefit from income taxes	(248,223)
Benefit from Income Taxes (Allocated from Parent Company)	(97,397)
Net loss	$ (150,826)

See notes to financial statements.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Statement of Changes in Member's Equity
Year Ended December 31, 2012

Member's Equity	
Beginning of year	$ 514,774
Contributions	400,000
Net loss	(150,826)
End of year	$ 763,948

See notes to financial statements.

SCA DEVELOPMENT, LLC

(A wholly owned subsidiary of SC Affiliates, LLC)

Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net loss	$ (150,826)
Adjustments to reconcile net loss to net cash used in operating activities	
Deferred income taxes	(97,397)
Changes in assets and liabilities:	
Prepaid expenses	(63)
Net cash used in operating activities	(248,286)
Cash Flows from Financing Activities	
Contributions	400,000
Net change in receivable from and payable to SC Affiliates, LLC	(474,843)
Net cash used in operating activities	(74,843)
Net decrease in cash	(323,129)
Cash	
Beginning of year	845,926
End of year	$ 522,797

See notes to financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

On December 31, 2008, SCA Development, LLC (Company) was formed by its sole member, SC Affiliates, LLC (SCA). The Company was formed to sell direct participation programs, primarily limited partnership interests in outpatient health care facilities located throughout the United States of America, to practicing physicians. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the United States Securities and Exchange Commission (SEC). The Company is a wholly owned subsidiary of SCA and is included in the consolidated financial statements of SCA. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Risks and Uncertainties

SCA operates in a highly regulated industry and is required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- Licensure, certification, and accreditation,
- Coding and billing for services,
- Relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,
- Quality of medical care,
- Use and maintenance of medical supplies and equipment,
- Maintenance and security of medical records,
- Acquisition and dispensing of pharmaceuticals and controlled substances, and
- Disposals of medical hazardous waste.

Many of these laws and regulations are expansive, and SCA does not have the benefit of significant regulatory or judicial interpretation of them. In the future, different interpretations or enforcement of these laws and regulations could subject SCA's current or past practices to allegations of impropriety or illegality or could require SCA to make changes in its investment structure, facilities, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

If SCA is deemed to have failed to comply with applicable laws and regulations, it could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of its licenses to operate one or more of its facilities, and (3) exclusion or suspension of one or more of its facilities from participation in the Medicare, Medicaid, and other federal and state health care programs.

Given the nature of SCA's business, they are subject from time to time to various lawsuits which, depending on their outcome, may have a negative effect on SCA and, in turn, the Company.

Revenue Recognition

Revenues, which consist of commissions from the sale of limited partnership units sold by the Company, are recognized at the transaction closing date as long as there are no contingencies related to the sale. When contingencies are present, recognition of commissions are postponed until all such contingencies have been removed from the sales transaction.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2012.

Expense Sharing Agreement

The Company is part of an expense sharing agreement with SCA such that certain general and administrative expenses are allocated to the Company primarily based on a proportion of space occupied and resources utilized. All appropriate allocations have been made as of December 31, 2012 and are included in the accompanying statement of operations.

Salaries and Benefits

The Company does not have any full-time employees. Salaries and benefits for SCA employees working on Company business are allocated entirely to the Company in accordance with the expense sharing agreement.

Income Taxes

The Company provides for income taxes using the asset and liability method as required by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*. This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates. Under FASB ASC 740, a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets

will not be realized. Realization is dependent on generating sufficient future taxable income. The Company's deferred tax asset is comprised of net operating loss carryforwards as of December 31, 2012. At December 31, 2012, the Company has net federal net operating loss carryforwards of $769,787 expiring in years through 2032 and state net operating loss carryforwards of $823,122, expiring in years through 2027. The Company assesses its ability to recover such carryforwards and records a valuation allowance when circumstances indicate that operating loss carryforwards may not be realized.

The Company's results of operations for the year ended December 31, 2012, are included in SCA's consolidated federal income tax return. For state income tax purposes, the Company's results of operations are reported on a separately filed Alabama income tax return. The Company does not have a formal tax sharing agreement in place with SCA for 2012. However, the Company is responsible for its allocated portion of federal and state income taxes, pursuant to §1552(a)(1) of the Internal Revenue Code of 1986, as Amended.

The Company's allocated portion of these taxes is accounted for as an intercompany transaction and is reported on the accompanying statement of financial condition under the caption *Deferred tax asset, parent company*. The benefit from income taxes in the Company's financial statements has been calculated on a separate tax return basis. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using currently enacted tax rates. The benefit from income taxes is the sum of the amount of income tax paid or refundable for the year as determined by applying the provisions of enacted tax laws to the excess of tax deductible expenses and exemptions over taxable revenue for that year and the net change during the year in the Company's deferred tax assets and liabilities.

As a single member limited liability company, the Company's taxable income or loss is allocated to its sole member.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the United States federal, state, or local tax authorities for years before 2009.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through February 26, 2013, which represents the date the financial statements were available for issuance.

Note 2. Concentrations of Credit Risk

The Company maintains cash in a bank account at a high credit quality financial institution. Throughout the year ended December 31, 2012, the Company had cash on deposit with the financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Note 3. Defined Contribution Plan

SCA has a profit sharing plan that covers substantially all full-time employees. Contributions to the plan are made at the sole discretion of management. During the year ended December 31, 2012, an allocation of $4,264 related to these contributions to the plan was charged to operations.

Note 4. Related Party Transactions

Due to the nature of the Company's business, all of its transactions are with related parties. The related parties consist of various SCA outpatient health care facilities, which buy and sell limited partnership interests during the year. All commissions are derived from transactions with these facilities. Additionally, SCA pays all of the Company's expenses and is reimbursed by the Company. The gross amounts due from and to these related parties from the Company at December 31, 2012, are shown on the statement of financial condition under the captions *Receivable from SC Affiliates, LLC* and *Payable to SC Affiliates, LLC.*

The financial position and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independent.

Note 5. Contingencies

SCA operates in a highly regulated and litigious industry. As a result, various lawsuits, claims, and legal and regulatory proceedings, some of which could directly affect the Company, can be expected to be instituted or asserted against SCA. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect the Company's results of operations and financial position in a given period.

Note 6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $367,039, which was $356,655 in excess of its required net capital which is the greater of $5,000 or 6-2/3 percent of its aggregate indebtedness. The Company's net capital ratio was .42 to 1.

Note 7. Annual Audit Report

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

Computation of net capital	
Total member's equity qualified for net capital	$ 763,948
Deduct non-allowable assets:	
Prepaid expenses	16,358
Deferred tax asset, parent company	323,051
Receivable from SC Affiliates, LLC	57,500
Net capital	$ 367,039
Computation of basic net capital requirement	
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$ 10,384
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 10,384
Excess net capital	$ 356,655
Excess net capital at 1,000 percent (net capital less 10 percent of aggregate indebtedness)	$ 351,463
Computation of aggregate indebtedness	
Total aggregate indebtedness from statement of financial condition	$ 155,758
Percentage of aggregate indebtedness to net capital	42%
Reconciliation with the Company's computation	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 367,039
Audit adjustments:	-
Net capital per calculation above	$ 367,039

See independent auditor's report.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Required Under Rule 15c3-3 of the Securities and Exchange Commission

SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(i) inasmuch as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the Company, as broker or dealer, and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of SCA Development, LLC".

See independent auditor's report.

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

CERTIFIED PUBLIC ACCOUNTANTS
ADVISORY | AUDIT | TAX

216 Summit Boulevard |Suite 300 |Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Member
SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC)
Birmingham, Alabama

In planning and performing our audit of the financial statements of SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) (Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MCGLADREY ALLIANCE McGladrey

The McGladrey Alliance is a premier affiliation of independent accounting and consulting firms. The McGladrey Alliance member firms maintain their name, autonomy and independence and are responsible for their own client fee arrangements, delivery of services and maintenance of client relationships.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Sellers Richardson Holman & West, LLP

February 26, 2013

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

216 Summit Boulevard | Suite 300
Birmingham, AL 35243
205-278-0001 Main | 205-278-0003 Fax
srhwcpa.com

An Independently Owned Member
McGLADREY ALLIANCE | McGladrey

The McGladrey Alliance is a premier affiliation of independent accounting and consulting firms. The McGladrey Alliance member firms maintain their name, autonomy and independence and are responsible for their own client fee arrangements, delivery of services and maintenance of client relationships.